BC FORM 51-102F3
Material Change Report

Item 1.                      Name and Address of Company
State the full name and address of your company and the address of its principal office in Canada.

          TERYL RESOURCES CORP.
          #240 – 11780 Hammersmith Way
          Richmond, BC   V7A 5E9
          Phone: (604) 278-5996

Item 2.                      Date of Material Change
State the date of the material change.

          December 22, 2011

Item 3.                      News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

          December 22, 2011

The press release relating to this material change was distributed and filed by, Macreport Media, Marketnews Publishing, Inc. and Stockwatch on December 22, 2011.

Item 4.                      Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced TSX Venture Exchange accepted for filing documentation of an Asset Purchase Agreement dated December 19, 2011 between Teryl Inc. (a wholly owned subsidiary of the Issuer) and Fairbanks Gold Mining Inc. ("Fairbanks") whereby Teryl has agreed to sell its 20% interest in the former Gil Venture Property located in Alaska.

Item 5.                      Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required. Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.                      Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.                      Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

Item 8.                      Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or an officer through whom the executive officer may be contacted.
 John G. Robertson
 President
 (604) 278-5996

Item 9.                           Date of Report

 DATED at Richmond, British Columbia this 5th day of   January    , 2012.

TERYL RESOURCES CORP.

Per:	“John Robertson”
(Authorized Signatory)

John Robertson, President
(Print name and title)

SCHEDULE “A”

TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996     Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

NEWS RELEASE

Teryl Resources Corp.
(the “Company”)
TSX Venture Exchange: TRC.V
OTCBB: TRYLF

TERYL RESOURCES CORP. COMPLETES PROPERTY ASSET
DISPOSITION AGREEMENT

For Immediate Release: December 22, 2011. Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V, OTCBB: TRYLF) wishes announce TSX Venture Exchange has accepted for filing documentation of an Asset Purchase Agreement dated December 19, 2011 between Teryl Inc. (a wholly owned subsidiary of the Issuer) and Fairbanks Gold Mining Inc. ("Fairbanks") whereby Teryl has agreed to sell its 20% interest in the former Gil Venture Property located in Alaska.

The purchase price consists of a US$2,500,000 advance royalty payment upon the closing of the agreement; a US$1,500,000 advance royalty payment upon commencement of commercial production from the property; 1% royalty of net smelter returns until US$15,000,000 (including the $4,000,000 in advance royalty payments) is received and thereafter a 0.5% royalty of net smelter returns for the remainder of the life of the mine.

The Company's shares are currently suspended from trading until the Company meets TSX Venture Exchange requirements. Members are prohibited from trading in the securities of the Company during the period of the suspension or until further notice.

ABOUT TERYL RESOURCES

Teryl Resources Corp. symbol TRC.V TSX Venture – has several gold prospects in Alaska near the Kinross Fort Knox Mine, a 100% interest in the Westridge property (located near the Fort Knox mine); a 50% option on the Fish Creek property, adjacent to the Gil property; and a 40% interest in a silver property located in Northern B.C. adjacent to Silvercorp’s silver lead zinc discovery. Teryl also has a small revenue interest in three producing oil and gas wells in Texas with Anadarko Petroleum as the operator. See www.terylresources.com website for more detailed information.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:
John Robertson President, Teryl Resources Corp.
T: 800-665-4616
http://www.terylresources.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities of the Company have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.